National Futures Association

Holding Company (3R)   Page 1

Filed   October 09, 2015   **OMB No.** 3038-0023

Filed By   MARY COSTA   **User ID**   COSTAM

Sponsor Name   BARCLAYS BANK PLC

Sponsor ID   0209452

Holding Company   BARCLAYS PLC

Ownership   10% or more interest?   YES

BY FILING THIS FORM 3-R, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the Form 3-R are true, complete and accurate and that in the light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the Form 3-R are not misleading in any material respect; certification that the person who electronically files the Form 3-R on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the Form 3-R on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the Form 3-R.